Mail Stop 0308



May 13, 2005

John F. Wittkowske
Senior Vice President and Chief Financial Officer
Weyco Group, Inc.
333 W. Estabrook Boulevard,
P.O. Box 1188
Milwaukee, WI  53201

		RE: 	Weyco Group, Inc.
			Form 10-K for the fiscal year ended December 31,
2004
			Form 10-Q for the quarter ended March 31, 2005
			File No.  0-9068

Dear Mr. Wittkowske:

	We have reviewed the responses in your letter filed on April
29,
2005 and have the following additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      *	*	*	*

Consolidated Financial Statements and Notes to Consolidated
Financial
Statements

Note 2. Summary of Significant Accounting Policies

1. Reference is made to our prior comment (4) and your response.
Please also include in your disclosure in future filings the fact that all of your subsidiaries included in the consolidated financial statements are wholly-owned.


Note 16.  Segment Information

2. We have read your response to our prior comment (6). Please specifically tell us and disclose whether operating segments have been aggregated. See paragraph 26.a of SFAS 131. If so, advise us of your basis for aggregation.

      *	*	*	*

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, to Donna Di Silvio, at (202) 551-3202, or the undersigned at (202) 551-3841. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant
Director, at (202) 551-3725.

      Sincerely,



      Michael Moran
      Branch Chief
??

??

??

??

Mr. John F. Wittkowske
Weyco Group, Inc.
Page 2 of 2


2